October 3, 2014

Mr. Asen Parachkevov

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Eagle Point Credit Company LLC

Registration Statement on Form N-2
File Nos. 333-196590 and 811-22974

Dear Mr. Parachkevov:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on June 6, 2014 and the Preliminary Prospectus dated September 30, 2014, began on September 30, 2014 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on October 7, 2014, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 67 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of common shares of Eagle Point Credit Company LLC (the "Fund"), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 1:00 p.m., Eastern Time, on October 7, 2014 or as soon thereafter as practicable.

Sincerely,

DEUTSCHE BANK SECURITIES INC.

On behalf of the Several Underwriters

By: DEUTSCHE BANK SECURITIES INC.

By:	/s/Mark Schwartz
Name: Mark Schwartz
Title: Managing Director

By:	/s/Francis Windels
Name: Francis Windels
Title: Managing Director